[redacted]

14047160

SECURI ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 28 2014 Washington DC 404

SEC Mail Processing Section FEB 28 2014 Washington DC 404

SEC FILE NUMBER
8-65183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MHT MidSpan Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 McKinney Ave., Suite 1200

(No. and Street)

Dallas, Texas 75201

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn D. Terry (214)269-1896

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Montgomery Coscia Greilich, LLP

(Name – *if individual, state last, first, middle name*)

2500 Dallas Parkway, Suite 300, Plano, Texas 75093

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

90 3/27

OATH OR AFFIRMATION

I, Shawn D. Terry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MHT MidSpan Securities, L.P, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARLA D. TRINIDAD
Notary Public, State of Texas
My Commission Expires
July 15, 2015

Signature

MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHT MIDSPAN SECURITIES, L.P.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2013

(With Independent Auditor's Report Thereon)

MHT MIDSPAN SECURITIES, L.P.
INDEX

Montgomery Coscia Greilich LLP

Certified Public Accountants
972.748.0300 p
972.748.0700 f

INDEPENDENT AUDITOR'S REPORT

To the Board of Managers of MHT MidSpan Management Company, LLC
and the partners of MHT MidSpan Securities, L.P.:

Report on the Financial Statements

We have audited the accompanying financial statements of MHT MidSpan Securities, L.P. (the "Partnership"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ALLIOTT GROUP
A Worldwide Alliance of Independent Accounting, Law and Consulting Firms

2500 Dallas Parkway, Suite 300, Plano, Texas 75093 | 600 Congress Avenue, Suite 200, Austin, Texas 78701

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental schedules on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12 and 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12 and 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 26, 2014

MHT MIDSPAN SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	296,413
Accounts receivable, net		183,266
Prepaid expense		273,118
TOTAL ASSETS	$	752,797
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$	9,414
TOTAL LIABILITIES		9,414
PARTNERS' CAPITAL		743,383
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	752,797

The accompanying notes are an integral part of these financial statements.

MHT MIDSPAN SECURITIES, L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUE		
Success fees	$	3,287,934
Retainer fees		570,500
Interest income		2,098
Other income		76,783
Consulting Income		75,000
Total revenue		4,012,315
EXPENSES		
Compensation and benefits		5,488,399
Occupancy and equipment		728,848
Regulatory fees and expenses		49,797
Communications		276,790
Promotional expenses		375,802
Other expenses		389,005
Total expenses		7,308,641
Loss before taxes		(3,296,326)
Provision for state income taxes		29,724
NET LOSS	$	(3,266,602)

The accompanying notes are an integral part of these financial statements.

MHT MIDSPAN SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2013

	General Partner	Limited Partner	Total
Beginning Balance, January 1, 2013	$ 1,068	$ 8,258,917	$ 8,259,985
Contributions	-	250,000	250,000
Distributions	-	(4,500,000)	(4,500,000)
Net loss	(327)	(3,266,275)	(3,266,602)
Ending Balance, December 31, 2013	$ 741	$ 742,642	$ 743,383

The accompanying notes are an integral part of these financial statements.

MHT MIDSPAN SECURITIES, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
NET LOSS	$	(3,266,602)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in assets:		
Accounts receivable		42,542
Prepaid expenses		2,886,230
Increase (decrease) in liabilities:		
Accounts payable		9,414
Accrued expenses		(61,700)
Cash provided by operating activities		(390,116)
CASH FLOWS FROM INVESTING ACTIVITIES		
		-
Cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		250,000
Distributions to members		(4,500,000)
Cash used in financing activities		(4,250,000)
NET DECREASE IN CASH		(4,640,116)
CASH AT BEGINNING OF YEAR		4,936,529
CASH AT END OF YEAR	$	296,413
SUPPLEMENTAL INFORMATION:		
CASH PAID FOR INTEREST	$	-
CASH PAID FOR INCOME TAXES	$	-

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

MHT MidSpan Securities, L.P. (the "Partnership"), formerly known as MHT Securities, L.P., was formed, under the laws of the State of Texas, as a partnership on November 17, 2001 and will continue indefinitely until termination at the discretion of the general partner. The Partnership is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act"). The Partnership advises on mergers and acquisitions and acts as a placement agent in the private placement of securities.

Effective November 1, 2013, the Partnership changed its name from MHT Securities, L.P. to MHT MidSpan Securities, L.P. after MidSpan Partners Holdings, LLC and its subsidiaries (collectively, "MidSpan") contributed substantially all of their assets to the Partnership's parent and the members and certain professionals of MidSpan were admitted as limited partners in the Partnership's parent.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid investments, which are not held for sale in the ordinary course of business, with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2013, cash and cash equivalents included cash in bank and money market accounts.

Accounts Receivable

Accounts receivable consist primarily of retainers, fees and expense reimbursements earned during the year but not received as of year-end. The majority of revenue is derived from retainers collected in advance of work and financial advisory fees collected upon closing of an engagement. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely management determined collectability is reasonably assured; as such, the Partnership does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At December 31, 2013, the Partnership was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and Cost Recognition

The Partnership recognizes revenue and costs in the period earned or incurred. Monthly retainer fees for on-going marketing, advisory, research and other financial advisory transaction related services are typically earned in the same month they are received. Success fees or brokerage commissions are recognized upon completion of the transaction closing documents. Selling, general and administrative costs are charged to expense as incurred.

Expense Allocations

Certain expenses (including, but are not limited to, payroll costs and rent expense) are allocated to the Partnership by a related party, pro-rata, in relation to each of the related entity's share of revenue, generated from the utilization of such expenses. The majority of these expenses are the responsibility of the related party and are not due or payable directly by the Partnership. As such, no accruals for such expenses have been recorded as of December 31, 2013.

Direct expenses of the Partnership, paid by the related party, are allocated in full to the Partnership as they are incurred.

Income Taxes

Net earnings are allocated to the partners based on their ownership percentages. Federal income taxes on Partnership income are payable personally by the partners. Accordingly, no provision has been made for federal income taxes. The Partnership is subject to state taxes.

The Partnership accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First the Partnership must determine whether any amount of the tax benefit may be recognized. Second, the Partnership determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2013, the Partnership had no uncertain tax positions. Accordingly, the Partnership has not recognized any penalty, interest or tax impact related to uncertain tax positions. The statute of limitations differs from state to state; however, generally, tax years 2009-2013 remain open to examination as of the balance sheet date.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risks

Concentrations of credit risk consist of cash maintained in banks and accounts receivable. The Partnership places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. At times during the year, however, cash in banks may exceed federally insured limits. At December 31, 2013 cash exceeded federally insured limits by $50,300. Accounts receivables are typically supported by legally binding contracts. Management believes that its engagement acceptance, billing and collection policies are adequate to minimize potential credit risk on accounts receivable. Management continuously evaluates billings for potential uncollectible amounts.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, *Fair Value of Financial Instruments*, the Partnership calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. At December 31, 2013, the Partnership's financial assets and liabilities are carried at market value which approximates current fair value.

3. RELATED PARTY TRANSACTIONS

Common Control

The Partnership and various entities are under common control and the existence of that control creates operating results and financial positions significantly different than if the entities were autonomous.

Allocated Expenses

The Partnership shares expenses relating to rent, utilities, office expenses and payroll with a related party. The Partnerships' allocation of shared expenses for the year ended December 31, 2013 was $7,239,357. At December 31, 2013, the Partnership had prepaid expenses of $273,118 to the related party.

4. PARTNERS' CAPITAL

The management, control and direction of the Partnership and its operations, business and affairs is vested exclusively in the General Partner. Additional capital contributions and distributions are made at the discretion of the General Partner in accordance with the Partnership agreement. Income and losses are allocated .01% to the General Partner and 99.99% to the Limited Partners, in proportion to their respective sharing ratios. To the extent required by law, Limited Partners shall not be personally liable for obligations of the Partnership.

5. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Partnership does not have any possession or control of customer funds or securities.

6. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2013.

7. SUBSEQUENT EVENTS

The Partnership has evaluated events or transactions occurring after December 31, 2013, the balance sheet date, through February 26, 2014, the date the financial statements were issued, and determined there have been no such events or transactions which would impact our financial statement for the year ended December 31, 2013.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2013

MHT MIDSPAN SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17A-5
DECEMBER 31, 2013

Net Capital Computation

Total partners' capital	$	743,383
Non-allowable assets:		
Receivables from non-customers		(183,266)
Prepaid expense		(273,118)
Total non-allowable assets		(456,384)
Haircuts on securities		(7,456)
Total changes in partners' capital		(463,840)
Net allowable capital	$	279,543

Computation of Basic Net Capital Requirement

Minimum net capital required	$	628
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	274,543

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	9,414
Percentage of aggregate indebtedness to allowable net capital		3.37%

See independent auditor's report on supplemental schedule.

MHT MIDSPAN SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17A-5
DECEMBER 31, 2013

Reconciliation with Partnership's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$	279,543
Net Company audit adjustments and rounding		-
Adjusted net allowable capital, per audited financial statements	$	279,543

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because they maintain a special account for the exclusive benefit of customers in accordance with Rule 15c3-(k)(2)(i).

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2013	$	-
Additions		-
Reductions		-
Balance of such claims at December 31, 2013	$	-

See independent auditor's report on supplemental schedule.

MHT MIDSPAN SECURITIES, L.P.

**Independent Auditor's Report
On Internal Control
Under SEC Rule 17a-5(g)(1)**

For the Year Ended December 31, 2013

Montgomery Coscia Greilich LLP
Certified Public Accountants
972.748.0300 p
972.748.0700 f

Independent Auditor's Report on Internal Control Under SEC Rule 17a-5(g)(1)

To the Board of Managers of MHT MidSpan Management Company, LLC
and the partners of MHT MidSpan Securities, L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of MHT MidSpan Securities, L.P. (the "Partnership"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies as defined above, and communicated them in writing to management and the Board of Directors on February 26, 2014.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 26, 2014

MHT MIDSPAN SECURITIES, L.P.

Independent Accountant's Report
On Applying Agreed Upon Procedures

For the Year Ended December 31, 2013

Montgomery Coscia Greilich LLP
Certified Public Accountants
972.748.0300 p
972.748.0700 f

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Managers of MHT MidSpan Management Company, LLC
and the partners of MHT MidSpan Securities, L.P.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by MHT MidSpan Securities, L.P, (the "Partnership"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of Form SIPC-7. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 and SIPC-6 with respective cash disbursement records entries (check detail and accounts payable detail at December 31, 2013) noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance details and asset purchase agreements), noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance details and asset purchase agreements), supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 26, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

061583 FINRA DEC

MHT MidSpan Securities, LP
2000 McKinney Ave, Suite 1200
Dallas, TX 75201-2013

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

K Mackenroth 214-269-1893

2. A. General Assessment (item 2e from page 2) $ 5,694

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,192)

07/30/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,502

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,502

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,502

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MHT MidSpan Securities, LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of February, 20 13.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,012,315
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See Attached (Deductions in excess of $100,000 require documentation)	1,734,783
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,734,783
2d. SIPC Net Operating Revenues	$2,277,532
2e. General Assessment @ .0025	$5,694

(to page 1, line 2.A.)

MHT Securities, LP
SIPC - 7 Assessment
For period ending December 31, 2013

Section 8 Detail

Retainers	570,500
Reimbursed Expenses (at cost)	76,783
Consulting Revenue	75,000
A H Belo (Asset Sale)	762,500
Exec Sense (Asset Sale)	250,000
Total Deductions	1,734,783